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                 January 5, 2021

       Michael Crinieri
       Global Head of Exchange Traded Funds
       Goldman Sachs Physical Gold ETF
       240 Greenwich Street, 8th Floor
       New York, NY 10286

                                                        Re: Goldman Sachs
Physical Gold ETF
                                                            Registration
Statement on Form S-3
                                                            Filed December 28,
2020
                                                            File No. 333-251769

       Dear Mr. Crinieri:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

               Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch
       Chief, at 202-551-3469 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance